State of Delaware
Secretary of State
Division of Corporations
Delivered 05:22 PM 01/11/2024
FILED 05:22 PM 01/11/2024
SR 20240102768 - File Number 2927406

CERTIFICATE OF INCORPORATION

OF

Safety Arms Systems Corp.

FIRST. The name of the corporation is Safety Arms Systems Corp.

SECOND. The corporation's registered office in the State of Delaware is located at 651 N. Broad St., Ste. 201, Middletown, DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 120,000,000, of which 80,000,000 shares of par value 0.0001 per share shall be designated as Common Stock and 40,000,000 shares of par value 0.0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: January 11, 2024

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

ACTION BY WRITTEN CONSENT
OF THE SOLE INCORPORATOR
OF
Safety Arms Systems Corp.,
a Delaware Corporation,
January 25, 2024

The undersigned, acting as the sole incorporator of Safety Arms Systems Corp., a Delaware corporation (the "Corporation"), hereby approves and adopts the following resolutions by this written consent without a meeting (this "Written Consent") pursuant to Section 108 of the Delaware General Corporation Law, which shall be effective upon the commencement of the corporation's existence:

RESOLVED, that the bylaws regulating the conduct of the Corporation's business and affairs, in the form attached to this Written Consent, are hereby adopted as the bylaws of the Corporation ("Bylaws").

RESOLVED FURTHER, that the Secretary of the Corporation is hereby authorized and directed to execute a certificate of the adoption of the Bylaws, to insert the Bylaws as so certified and as may be amended from time to time, in the minute book of the Corporation and to see that a copy of the Bylaws, similarly certified, is kept at the principal executive office for the transaction of business of the Corporation, as required by law.

RESOLVED FURTHER, that each person named below is hereby elected to serve as a director of the Corporation until such time as his or her successor is duly elected and qualified:

Edmond W. Dadisho
Wilson O. Dadisho

RESOLVED FURTHER, that the officers of the Corporation, as elected by the Corporation's Board of Directors, are authorized and directed to insert a copy of this Written Consent in the minute book of the Corporation.

RESOLVED FURTHER, that the undersigned, the sole incorporator of the Corporation, hereby resigns as the incorporator of the Corporation, effective upon the commencement of the corporation's existence.

IN WITNESS WHEREOF, the undersigned executes this Written Consent as of the date set forth above.

By: Cheyenne Moseley, Assistant Secretary
LegalZoom.com, Inc., Sole Incorporator

ACTION BY UNANIMOUS WRITTEN CONSENT IN
LIEU OF ORGANIZATIONAL MEETING BY THE BOARD OF DIRECTORS
OF
Safety Arms Systems Corp.,
a Delaware Corporation

The undersigned, constituting all of the members of the board of directors (the "Board") of Safety Arms Systems Corp., a Delaware corporation (the Corporation), in lieu of holding a meeting of the Board, hereby consent to the taking of the actions set forth herein, and the approval and adoption of the following resolutions by this unanimous written consent ("Written Consent") pursuant to Section 141 of the Delaware General Corporation Law and the Bylaws of the Corporation:

Certificate of Incorporation

RESOLVED, that the Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State hereby is adopted, ratified and affirmed in all respects.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized and directed to insert a certified copy of the Certificate of Incorporation in the Corporation's minute book.

Stock Issuance

RESOLVED, that the officers of the Corporation are hereby authorized to issue and sell shares of common stock of the Corporation, $0.0001 par value (the "Shares"), which the Board hereby determines to be the fair market value of the Corporation's common stock as of the date hereof, to each person named below (the "Stockholder"), in the amounts specified opposite each name in exchange for cash or contributed property as follows:

Name of Stockholder	Number of Shares	Total Purchase Price($)
Edmond W. Dadisho	80,000,000	$200,000.00

RESOLVED FURTHER, that the Board hereby determines that the consideration to be received for the above-mentioned Shares is adequate for the Corporation's purposes, and that the sale and issuance of the Shares to each of the above-named persons shall be conditioned upon receipt by the Corporation of the purchase price of said Shares and final copies of all appropriate documentation required by Corporation.

RESOLVED FURTHER, that upon the issuance and sale in accordance with the foregoing resolutions, such Shares shall be validly issued, fully paid and non-assessable shares of common stock of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are hereby authorized and directed, for and on behalf of the Corporation, (i) to take all actions necessary to comply with applicable laws with respect to the sale and issuance of the Shares, (ii) to thereafter execute and deliver on behalf of the Corporation, pursuant to the authorization above, share certificates representing the Shares set forth above, and (iii) to take any such other action as they may deem necessary or appropriate to carry out the issuance of the Shares and intent of these resolutions.

Election of Officers

RESOLVED, that the following individuals are hereby elected to serve in the offices of the Corporation set forth opposite their names until their successors are duly elected and qualified, or their earlier death, resignation or removal:

President: Edmond W. Dadisho
Treasurer: Wilson O. Dadisho
Secretary: Russell Fertitta

Corporate Records and Minute Book

RESOLVED, that the officers of the Corporation are hereby authorized and directed to procure all corporate books, books of account and stock books that may be required by the laws of Delaware or of any foreign jurisdiction in which the Corporation may do business or which may be necessary or appropriate in connection with the business of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are authorized and directed to maintain a minute book containing the Certificate of Incorporation, as filed with and certified by the office of the Delaware Secretary of State and as may be amended from time to time, its Bylaws and any amendments thereto, and the minutes of any and all meetings and actions of the Board, Board committees and the Corporation's stockholders, together with such other documents, including this Written Consent, as the Corporation, the Board or the Corporation's stockholders shall from time to time direct and to ensure that an up to date copy is also kept at the principal executive office of the Corporation (as designated below).

Corporate Seal

RESOLVED, that the Corporation shall have a corporate seal in the form of two concentric circles with the name of the Corporation between the two circles and the year of incorporation and "Delaware" within the inner circle.

Stocks Certificates

RESOLVED, that the form of Stocks certificate attached hereto has been presented to the Board for review and is hereby approved and adopted as the form Stocks certificate of the Corporation and the Secretary of the Corporation is directed to insert such form Stocks certificate in the minute book of the Corporation.

Ratification of Actions by Incorporator

RESOLVED, that the Action by Written Consent of the Sole Incorporator dated January 25, 2024 and all actions taken by the Corporation's sole incorporator, LegalZoom.com, Inc. and its agents, in connection with the formation of the Corporation are hereby in all respects approved, ratified and affirmed for and on behalf of the Corporation.

Annual Accounting Period

RESOLVED, that until otherwise determined by the Board the fiscal year of the Corporation shall end on December 31.

Principal Executive Office

RESOLVED, that the principal executive office of the Corporation shall initially be located at 21457 Pumice Ln., Wildomar, California 92595.

Bank Accounts

RESOLVED, that the officers of the Corporation are hereby authorized and directed to establish, maintain and close one or more accounts in the name of the Corporation for the funds of the Corporation with any federally insured bank or similar depository; to cause to be deposited, from time to time, in such accounts, such funds of the Corporation as such officer deems necessary or advisable, and to designate, change or revoke the designation, from time to time, of the officer or officers or agent or agents of the Corporation authorized to make such deposits and to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Corporation against any funds deposited in any of such accounts; and to make such rules and regulations with respect to such accounts as such officers may deem necessary or advisable, and to complete, execute and deliver any documents as banks and similar financial institutions customarily require to establish any such account and to exercise the authority granted by this resolution including, but not limited to, customary signature card forms and form banking resolutions.

RESOLVED FURTHER, that all form resolutions required by any such depository, if any, are adopted in such form used by such depository by this Board, and that the Secretary is authorized to certify such resolutions as having been adopted by the Board and directed to insert a copy of any such form resolutions in the minute book of the Corporation.

RESOLVED FURTHER, that any such depository to which a certified copy of these resolutions has been delivered by the Secretary of the Corporation is entitled to rely upon such resolutions for all purposes until it shall have received written notice of the revocation or amendment of these resolutions, as adopted by the Board.

Qualification to do Business

RESOLVED, that the officers of the Corporation are hereby authorized and directed for and on behalf of the Corporation to take such action as they may deem necessary or advisable to effect the qualification of the Corporation to do business as a foreign corporation in each state that the officers may determine to be necessary or appropriate, or to withdraw from or terminate the Corporation's qualification to do business in any such state.

RESOLVED FURTHER, that any resolutions which in connection with the foregoing shall be certified by the Secretary of the Corporation as having been adopted by the Board pursuant to this Written Consent shall be deemed adopted pursuant to this Written Consent with the same force and effect as if presented to the Board and adopted thereby on the date of this Written Consent, and shall be included in the minute book of the Corporation.

Payment of Expenses

RESOLVED, that the officers of the Corporation are hereby authorized and directed to pay all expenses of the incorporation and organization of the Corporation, including reimbursing any person for such person's verifiable expenses therefor.

<u>Agent for Service of Process in Delaware</u>

RESOLVED, that United States Corporation Agents, Inc. shall be appointed the Corporation's agent for service of process in Delaware.

<u>Authorization of Further Actions</u>

RESOLVED, that the officers of the Corporation are, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to execute all documents and to take all further actions they may deem necessary, appropriate or advisable to effect the purposes of each of the foregoing resolutions.

RESOLVED, that any and all actions taken by any officer of the Corporation in connection with the matters contemplated by the foregoing resolutions are hereby approved, ratified and confirmed in all respects as fully as if such actions had been presented to the Board for approval prior to such actions being taken.

IN WITNESS WHEREOF, each of the undersigned, being all the directors of the Corporation, has executed this Written Consent as of the date set forth below.

Date: January 25, 2024   Directors:

                                                Ed Dadisho
                                                _____
                                                Edmond W. Dadisho

                                                Wilson Dadisho
                                                _____
                                                Wilson O. Dadisho

EXHIBIT B
FORM OF STOCK CERTIFICATE